UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.   )

_____

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□   Definitive Proxy Statement

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□   Soliciting Material Pursuant to §240.14a-12

UDR, Inc.

(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Your **Vote** Counts!

UDR, INC.

2021 Annual Meeting
Vote by May 26, 2021
11:59 PM ET



UDR, INC.
1745 SHEA CENTER DRIVE
SUITE 200
HIGHLANDS RANCH, CO 80129



D43487-P49173

You invested in UDR, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on May 27, 2021.**

Get informed before you vote

View UDR, Inc.'s Notice of Annual Meeting and Proxy Statement, Form 10-K for the year ended December 31, 2020 and Shareholder Letter online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 13, 2021. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

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Meeting Information

May 27, 2021
10:00 a.m., Local Time

Hotel Crescent Court
400 Crescent Court
Dallas, TX 75201

Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

V1

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. ELECTION OF DIRECTORS	
Nominees:	
1a. Katherine A. Cattanach	✔ **For**
1b. Jon A. Grove	✔ **For**
1c. Mary Ann King	✔ **For**
1d. James D. Klingbeil	✔ **For**
1e. Clint D. McDonnough	✔ **For**
1f. Robert A. McNamara	✔ **For**
1g. Diane M. Morefield	✔ **For**
1h. Mark R. Patterson	✔ **For**
1i. Thomas W. Toomey	✔ **For**
2. To ratify the appointment of Ernst & Young LLP to serve as independent registered public accounting firm for the year ending December 31, 2021.	✔ **For**
3. Advisory vote to approve named executive officer compensation.	✔ **For**
4. To approve the Amended and Restated 1999 Long-Term Incentive Plan.	✔ **For**
5. To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.	

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D43488-P49173